

02005921

Vf 3-4-02

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 25 2002
WASH. D.C.
354
SECTION

SEC FILE NUMBER
~~8-43880~~ 8-43369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2001 (MM/DD/YY) AND ENDING Dec. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peter J. Solomon Securities Co., Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Ave.

(No. and Street)

New York,	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212 509-7800

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson & Company LLP

(Name — *if individual, state last, first, middle name*)

135 West 50 Street	New York,	NY	10020
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter J. Solomon Securities Co., Ltd., as of Dec. 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title

Linda A. Grimm

Notary Public

Linda Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Queens County
Commission Expires July 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- xx (o) Independent Auditors' Supplementary Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER J. SOLOMON SECURITIES COMPANY LIMITED

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2001

BERENSON & COMPANY LLP

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

BERENSON & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

135 WEST 50TH STREET
NEW YORK, NY 10020
(212) 977-6800

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peter J. Solomon Securities
Company Limited
New York, NY

We have audited the accompanying statements of financial condition of Peter J. Solomon Securities Company Limited as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter J. Solomon Securities Company Limited as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berenson + Company LLP

New York, NY
January 29, 2002

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2001	December 31, 2000
Cash and cash equivalents	$139,706	$139,794
Prepaid expenses and other assets	800	800
Due from related party (note 3)	14,564	14,564
	$155,070	$155,158

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Accrued expenses	$ 500	$ 500
Stockholders' equity:		
Common stock, $.10 par value:		
Class A - 1,000 shares authorized; 100 shares issued and outstanding	10	10
Class B - 1,000 shares authorized; 39 shares issued and outstanding	4	4
Additional paid-in capital	159,078	159,078
Accumulated deficit	(4,522)	(4,434)
	154,570	154,658
	$155,070	$155,158

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF OPERATIONS

	Years ended December 31,	
	2001	2000
Revenues:		
Fees (note 5)	$2,200,000	$2,222,500
Interest and dividends	3,294	5,081
	2,203,294	2,227,581
Expenses:		
Professional fees (note 3)	2,191,500	2,210,901
Filing and registration fees	11,810	9,414
Miscellaneous	72	94
	2,203,382	2,220,409
Income (loss) before provision for income taxes	(88)	7,172
Provision for income taxes	-	200
Net income (loss)	$ (88)	$ 6,972

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Total	Class A Common stock	Class B Common stock	Additional paid-in capital	Accumulated deficit
December 31, 1999	$147,686	$10	$ 4	$159,078	$(11,406)
Net income	6,972	-	-	-	6,972
December 31, 2000	154,658	10	4	159,078	(4,434)
Net loss	(88)	-	-	-	(88)
December 31, 2001	$154,570	$10	$ 4	$159,078	$ (4,522)

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES COMPANY LIMITED

STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (88)	$ 6,972
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in assets (increase) decrease:		
Prepaid expenses	-	200
Due from related party	-	(14,564)
Changes in liabilities increase (decrease):		
Due to related party	-	(7,936)
Net cash used by operating activities	(88)	(15,328)
Decrease in cash and cash equivalents	(88)	(15,328)
Cash and cash equivalents, beginning of year	139,794	155,122
Cash and cash equivalents, end of year	$139,706	$139,794

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. Nature of business:

The Company is located in New York City and is engaged in providing services in connection with financing transactions, including public offerings and private placements of debt and equity securities. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

a. Income taxes:

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation under the Internal Revenue Code, which provides that in lieu of federal corporate income taxes the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. New York State has a minimum tax on S Corporations based upon the maximum personal rate and the differential it would have paid as a C Corporation. In addition to these state taxes, local taxes have also been included in the financial statements.

b. Cash and cash equivalents:

The Company maintains its cash account in a major commercial bank. The Company's cash equivalents consist of money market instruments issued by two issuers and are maintained at a New York Stock Exchange brokerage firm.

The Company considers all short-term investments with an original maturity of three months or less or other investment grade securities whose interest rate resets in less than three months to be cash equivalents.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

2. Significant accounting policies: (Continued)

c. Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions:

a. Due from related party:

Due from related party represents the excess of fees collected by the related party on behalf of the Company over administrative expenses charged to the Company by the related entity, which is wholly owned by the Company's stockholders.

b. Professional fees:

Included in professional fees for the years ended December 31, 2001 and 2000 is $2,180,000 and $2,200,000, respectively, charged by this related entity.

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $136,746, which exceeded requirements by $36,746.

5. Major customer:

For the year ended December 31, 2001, two customers accounted all of the Company's fees. For the year ended December 31, 2000, three customers accounted for all of the Company's fees.

PETER J. SOLOMON SECURITIES COMPANY LIMITED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Stockholders' equity	$154,570
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other current assets	800
Due from related party	14,564
	15,364
Net capital before haircuts on securities positions	139,206
Haircuts on money funds and investments	2,460
Net capital	136,746
Minimum net capital requirement - greater of 6-2/3% of aggregate indebtedness or $100,000	100,000
Net capital in excess of requirement	$ 36,746
Ratio of aggregate indebtedness to net capital	.37%
Aggregate indebtedness:	
Accrued expenses	$ 500

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

PETER J. SOLOMON SECURITIES COMPANY LIMITED

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND FOCUS REPORT - PART IIA PURSUANT TO RULE 17a-5

DECEMBER 31, 2001

There is no difference between the audited computation of Net Capital and the corresponding Focus Report - Part IIA.

PETER J. SOLOMON SECURITIES COMPANY LIMITED

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2001

BERENSON & COMPANY LLP

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Peter J. Solomon Securities Company Limited

In planning and performing our audit of the financial statements of Peter J. Solomon Securities Company Limited for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of Peter J. Solomon Securities Company Limited to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson + Company LLP

New York, NY
January 29, 2002